1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

July 29, 2011

VIA EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ms. Christina DiAngelo

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

Registration Statement on Form N-2 (File Nos. 333-174784 and 814-00757)

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated July 8, 2011, regarding the Company’s Registration Statement on Form N-2 (File Nos. 333-174784 and 814-00757) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in Pre-Effective Amendment No. 1 (“PEA 1”) to the Registration Statement that the Company filed on July 29, 2011. Where the Company’s responses contemplate changes in the text of the Registration Statement, the Company will conform its future periodic filings with the Commission to reflect such changes. For your convenience, the Staff’s comments are numbered

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 2

and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of PEA 1 as-filed and marked to reflect the changes from the Registration Statement.

PROSPECTUS:

Cover Pages

1. Please explain to us why FS2 Capital Partners, LLC is referred to as a “dealer manager,” rather than as a principal underwriter or an underwriter.

The Company respectfully submits that FS2 Capital Partners, LLC (“FS2”) is not, and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the offer and sale of the Company’s securities. Section 2(11) of the Securities Act defines the term “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security. . . .” As described in the Prospectus, however, FS2 is responsible for establishing, operating and maintaining a network of licensed securities broker-dealers and other agents to sell the Company’s shares. Contrary to the role of an underwriter as set forth in the Securities Act, FS2 has no agreement or understanding with the Company or any other person to purchase the Company’s securities, nor is FS2 responsible for offering or selling any of the Company’s securities to the public on an agency basis. While FS2 may negotiate and arrange for third-party broker-dealers to sell the Company’s shares, FS2 has no control or influence over the timing, nature or volume of any such third-party broker-dealers’ sales of the Company’s common stock, and it does not act as an intermediary for investors making an investment decision.

FS2 enters into selling agreements with each of the third-party broker-dealers wherein the broker-dealers agree to offer and sell on a best-efforts basis the Company’s securities to the public. In accordance with such agreements, the broker-dealers are responsible for performing their own due diligence of the Company. These broker-dealers do, in fact, conduct due diligence with respect to the Company and its securities and obtain representations from the Company and third party legal opinions with respect to the securities. As disclosed in the Prospectus, FS2 is an affiliate of the Company, and therefore does not perform an independent due-diligence review of the Company in connection with the distribution of the Company’s shares in the offering.

Accordingly, FS2 is not performing the customary role of an underwriter, but rather acting as an organizer and go-between for the Company and third-party broker-dealers. The Company respectfully submits that any reference to FS2 as an underwriter in the Prospectus may be

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 3

misleading to investors regarding the role and responsibility of FS2 in connection with the Company’s continuous offering.

2. Please provide the disclosure required by Instruction 5 to Item 1.1.g. of Form N-2.

The Company respectfully submits that its continuous offering does not have a termination date, and, in contrast to the offering format established in connection with the Company’s initial offering and sale of securities, the Company does not have any commitment or other arrangement to place funds received by it from the offering in an escrow, trust or similar segregated account. In connection with the initial offering of securities, the Company was required to satisfy a minimum offering requirement and, prior to meeting such condition, all subscription payments were placed in an account held by an escrow agent in trust for each of the subscriber’s benefit. However, following satisfaction of that condition, all funds received by the Company in connection with sales of its securities are paid directly to an account established for the benefit of the Company, which will remain the case in the offering contemplated by the Registration Statement. Accordingly, the Company respectfully submits that it has provided the necessary disclosure required by Item 1.1.g of Form N-2.

3. Please revise the bolded paragraph on the cover consistently with the revisions below:

You should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. We do not intend to list our shares on any securities exchange during the offering period, and we do not expect a secondary market in the shares to develop. We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time ~~at least five years, or~~ until we complete a liquidity event. Although we may complete a liquidity event five to seven years after we stop ~~following the completion of the~~ offering shares, the offering will continue for an indefinite period. ~~or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors.~~ Moreover, t~~T~~here is no assurance that we will complete a liquidity event ~~within such timeframe or~~ at all. As a result of the foregoing, an

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 4

investment in our shares is not suitable ~~for investors that require short term liquidity~~ if you may need access to the money you invest.

As requested, the Company has revised the relevant disclosure on the cover page of the Prospectus substantially in the form requested by the Staff. However, the Company expects to terminate its offering of securities at some time in the future. As discussed with the Staff on July 13, 2011, the Company expects to terminate its continuous offering and list its shares of common stock on a national securities exchange as soon as commercially practicable. The Company takes these intentions seriously and has spent a great deal of time considering its liquidity strategy and listing in particular. The Company currently expects that listing will be the preferred liquidity path of its board of directors, not only because of the potential benefit to investors in the form of increased liquidity through secondary market trading and a reduced “liquidity discount,” but also the ease of execution, from a legal perspective, relative to other liquidity events. The Company also believes that its business model minimizes issues that have prevented many non-traded REITs from effectively listing, such as over-sized multi-billion dollar initial offerings, distributions to investors in excess of cash income and a general lack of transparency, particularly when it comes to the valuation of assets. The Company, on the other hand, seeks to differentiate itself from these non-traded REITs through a commitment to transparency and excellent corporate governance, including a commitment to the payment of distributions that do not represent a return of capital to stockholders for tax purposes and mark-to-market pricing, which the Company believes will allow it to execute its listing strategy more effectively.

To that end, the Company is involved in ongoing discussions with a number of underwriting firms regarding a potential listing of its common stock. Before listing, however, and in an effort to keep a product with substantially similar investment objectives as the Company available to interested investors at all times, the Company’s sponsor intends to launch a successor fund, FS Investment Corporation II (“FSIC II”), for which a registration statement on Form N-2 was filed with the Commission on July 19, 2011. The Registration Statement for the Company and the shares registered thereby are intended to ensure that the Company’s shares are available for sale through its established distribution channels prior to the time that FSIC II commences operations. Based on the current and projected demand for the Company’s shares and its expectations regarding the timing of qualification of FSIC II for offers and sales, the Company has determined to register an additional 50 million shares (100 million total additional shares) pursuant to the Registration Statement, which is reflected in PEA 1. This increase in the number of shares should serve to ensure that the Company is not “out of the market” prior to commencement of FSIC II’s operations. The Company’s intentions remain unchanged: it will not, under any circumstance, register for sale more shares than those covered by the Registration Statement prior to the completion of a listing on a national securities exchange; and 90 to 180 days after FSIC II

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 5

becomes operational (which is the amount of time after effectiveness that the Company believes is necessary to allow broker-dealer clients to complete their due diligence efforts regarding the new offering and to allow the states to substantially complete their blue sky review), the Company intends to terminate its offering and pursue its liquidity strategy.

As a result of the foregoing, the Company believes that the requested statement to the effect that its offering “will continue for an indefinite period” is misleading to investors. Accordingly, the Company has revised one sentence of the Staff’s requested revisions as follows:

“Although we may complete a liquidity event within five to seven years after we stop offering shares or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors, the offering ~~will~~ may continue for an indefinite period.”

The Company believes that this statement, as revised, more accurately reflects its current intention and that the offering may, but not necessarily will, continue for an indefinite period. Because the Company currently intends to list its shares of common stock on a national securities exchange as soon as commercially practicable after termination of its continuous offering (and perhaps as soon as one year from the effectiveness of this registration), the Company believes that it would be misleading for the Company not to indicate to investors the possibility that a liquidity event may occur sooner than five to seven years after completion of the offering.

4. Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

As discussed with the Staff on July 13, 2011, the Company respectfully submits that many of the assets held by it are above investment grade quality and would be rated as such if its investments were rated by a national rating agency. The Company believes that the proposed disclosure does not accurately characterize the Company’s offering and the historical performance of the securities and other instruments in which the Company typically invests.

A substantial portion of the Company’s investment portfolio is rated at an average of B3 on the Moody’s scale. Credit ratings, however, are intended to reflect the probability of default, rather than the expected recovery and ultimate rate of loss (which is equal to (x) the probability of default, multiplied by (y) (1 minus the expected recovery rate)). The Company primarily invests in senior secured loans (both first and second lien) issued by private U.S. companies. These loans, which are positioned at the top of the capital structure of the respective borrowers, are

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 6

secured by substantially all of the assets of the issuing companies. The Company respectfully submits that the historical recovery rates for senior secured loans of these kinds are typically substantial and the loss rates have historically been correspondingly low.

The Credit Suisse Leveraged Loan Index (the “CSLLI”), which tracks the performance of senior secured loans, illustrates the relative stability of this asset class. The CSLLI has shown an average annual default rate for senior secured loans over the past 12 years of 3%, with a recovery rate on such defaults of 65%, which has resulted in an annual loss rate of 1.05% during the period covered by such index, which is consistent with the historical return characteristics of an investment grade portfolio of debt securities (GSO / Blackstone Debt Funds Management LLC (“GDFM”), over the same period, has had a default rate of 0.99%, with a recovery rate of 67%, which has resulted in an annual loss rate of 0.33%). Bonds, on the other hand, historically have exhibited a 5% default rate, a 30-40% recovery rate and a 3.0-3.5% annual loss rate over the same 12-year period. Over a longer period, recovery rates for this asset class have been even more favorable relative to asset classes lower in the capital structure. From 1987 through 2010, the ultimate recovery rate for senior secured loans was 80%, as compared to 49% for senior unsecured bonds and 29% for senior subordinated bonds over the same period.

We also believe it is important to recognize that the Company has made investments in approximately 250 portfolio companies since commencing operations in January 2009 and has experienced only one default through June 30, 2011 (a position which the Company later sold at a profit). The S&P / LSTA Leveraged Loan Index, which tracks a broad cross section of leveraged loans syndicated in the United States, reported average default rates of 9.61%, 1.78% and 0.09% for 2009, 2010 and 2011 (through May 31, 2011), respectively. In comparison, FSIC experienced default rates of 0.0%, 0.07% and 0.0% for the same periods. Attached for the Staff’s consideration as Exhibit A hereto is additional information regarding the stability of the asset class in which the Company primarily invests.

As a result of the foregoing, we respectfully submit that equating credit ratings of senior secured loans to those of bonds (which the Company believes the proposed disclosure would lead investors to do) is not a meaningful comparison. In this respect, the Company believes that its investment portfolio is distinguishable from the portfolios of many other business development companies, which tend to focus their investments on mezzanine and other subordinated debt instruments rather than senior secured loans. The Company therefore does not believe it would be appropriate to add the Staff’s proposed disclosure to the cover page of the Prospectus. The Company notes that substantial disclosure relating to the risks of debt securities of private companies may be found throughout the Prospectus, including in the “Risk Factors” section.

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 7

Prospectus Summary

Wherever the prospectus states that “we intend to seek to complete liquidity within five to seven years following the completion of our offering stage” (e.g., the last paragraph on page 2, the first paragraph on page 12, and the penultimate Q&A on page 27), please make clear that the offering may extend for an indefinite period and that, as a consequence, shareholders should not expect to have access to the money they invest within 5-7 years of when they make their investment. Rather shareholders should anticipate such a liquidity event, if any, 5-7 years after the Fund decides to close the offering, which could be years in the future.

As requested, the Company has revised the requested disclosure in the Prospectus in accordance with the Staff’s comment, but has conformed the applicable disclosure so that it reflects the changes proposed by the Company in its response to the Staff’s comment 3 under the heading “Prospectus—Cover Pages.”

Fees and Expenses (Page 17)

1. In the fee table, please delete the phrase, “to a dealer manager,” following “Sales Load” line item.

As requested, the Company has revised the Fees and Expenses table in accordance with the Staff’s comment.

2. Footnote “1,” states that the amount of “average net assets attributable to common stock” is based on an assumption that the Fund will sell $840 million of common stock during the 12-month period following March 31, 2011. Please revise the calculation of average net assets attributable to common stock so that it is based on the weighted average dollar amount of common stock expected to be sold during the current fiscal year, which ends on December 31, 2011.

As requested, the Company has revised the calculation of average net assets attributable to common stock provided in footnote (1) to the Fees and Expenses table so that it is based on the weighted average dollar amount of common stock expected to be sold during the current fiscal year.

3. Footnote “7,” states that “other expense…reflects estimated amounts we will pay during the twelve months following March 31, 2011, assuming we raise $840 million during such time.” Please revise the calculation of “other expenses,” so that it is based on the weighted average dollar amount of common stock expected to be sold during the current fiscal year.

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 8

As requested, the Company has revised the calculation of “Other expenses” in the Fees and Expenses table and the related disclosure in footnote (7) so that the calculation is based on the weighted average dollar amount of common stock that the Company expects to sell during the fiscal year ending December 31, 2011.

4. Please delete the “Acquired fund fees and expenses” line item and footnote 8.

As requested, the Company has deleted the “Acquired fund fees and expenses” line from the Fees and Expenses Table and related footnote (8).

5. It appears that the figures in the Example are calculated assuming that the 5% returns are derived entirely from income. Footnote “5” to the fee table states, however, that “based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to FB Advisor in the following twelve months.” Please include, in the explanatory paragraph following the Example, a second example where the five percent return results entirely from net realized capital gains, so that the effect of the incentive fees is illustrated. The incentive fees are potentially significant and it is possibly misleading to calculate the Example without including them simply because the Example is premised on a return below the hurdle rate for which an incentive fee would be payable if returns were derived entirely from income. In addition, because footnote “5” states that the Fund anticipates that it may have capital gains in the next twelve months, please explain to us why the Example does not assume that at least a portion of the returns are derived from capital gains.

The Company respectfully submits that the figures in the Example do not assume that the 5% returns are derived entirely from income. As noted in footnote (5) to the table of Fees and Expenses in PEA 1, the Company estimates an incentive fee on capital gains equal to 0.71% of its average net assets for the year ending December 31, 2011. Under the terms of the Investment Advisory and Administrative Services Agreement (the “Investment Advisory Agreement”) with its investment adviser, FB Income Advisor, LLC (“FB Advisor”), the incentive fee on capital gains during operations is equal to 20.0% of the Company’s incentive fee capital gains, which equal its realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. As such, the estimated incentive fee of 0.71% set forth in the table assumes that 3.55% of the Company’s 5.0% net return (or approximately 71% of the Company’s net return) is derived from capital gains (20% of 3.55% is 0.71%). As noted in footnote (5), this fee is calculated based on the actual realized capital gains for the year ended December 31, 2010 and the unrealized appreciation of the Company’s investments as of such date, and assumes that all such unrealized appreciation is converted to realized capital gains on such date.

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 9

The Company agrees that it would be confusing and potentially misleading to calculate the Example without including incentive fees simply because the Example is premised on a return below the hurdle rate for which an incentive fee would be payable if returns were derived entirely from income. However, the Company respectfully submits that the hurdle rate applies only to the subordinated incentive fee on income, which constitutes only one of three parts of the incentive fee. The capital gains incentive fee is not subject to a hurdle rate and, as such, the Company has assumed such fee will equal 0.71% of the Company’s average net assets in calculating the estimated fees in the Example.

A hypothetical incentive fee calculation premised on the notion that net returns are derived entirely from net realized capital gains is likewise potentially misleading to investors. The Company invests primarily in fixed income instruments in respect of which realized capital gains are not the primary object or expectation. Assuming that net returns are derived entirely from net realized capital gains may be misleading in suggesting to potential investors that capital appreciation is a primary objective or expectation of the Company and FB Advisor. For this reason, the Company respectfully submits that the calculations set forth in PEA 1, which are based on historical actual realized capital gains and the unrealized appreciation of the Company’s investments, are the most appropriate estimation of the fees and expenses to which an investor may be subject.

Total Return Swap Agreement (Pages 40 and 67)

1. Please describe, in the summary, and wherever else is appropriate in the prospectus, the significant risks created by the total return swap (“TRS”). For example, any drop in the value of the loans selected for the TRS would leave the Fund in the position of making ongoing contractual interest payments, plus capital depreciation payments from (or in addition to) the collateral against reduced or terminated total returns from the loans.

As disclosed in the Prospectus, the Total Return Swap (“TRS”) for senior secured floating rate loans was entered into on March 18, 2011 between Arch Street Funding, LLC (“Arch Street”), the Company’s wholly-owned financing subsidiary, and Citibank, N.A. (“Citibank”). The loan obligations underlying the TRS are not owned by Arch Street or the Company. Under the terms of the TRS, the obligations of Arch Street are non-recourse to the Company. There is no guarantee by the Company of Arch Street’s obligations nor is there any keep-well or other credit support agreement between the Company and Arch Street. Accordingly, the Company’s maximum potential exposure under the TRS is limited to the value of its investment in Arch Street, which during the term of the TRS is generally expected to equal the value of the cash collateral posted by Arch Street under the TRS. The Company has no direct obligation, contractual or otherwise, to Citibank pursuant to the terms of the TRS.

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 10

In the event of a decrease in the value of the loans underlying the TRS, Arch Street may be required to post additional cash collateral under the TRS to secure its obligations to Citibank (however, under the terms of the TRS, Arch Street also has the right, upon delivery of written notice to Citibank in accordance with the TRS, at any time, to terminate that portion of the TRS that references any specific underlying loan which would permit Arch Street to minimize its losses in the event of any continued depreciation of one or more loans). In addition, Arch Street would continue to be required to make ongoing contractual interest payments to Citibank. However, the Company has no contractual obligation to post any such additional collateral or to make any interest payments to Citibank.

In its discretion, the Company may, but is not obligated to, increase its equity investment in Arch Street for the purpose of funding any additional collateral or payment obligations for which Arch Street may become obligated during the term of the TRS. If the Company declines to make any such additional investment in Arch Street and Arch Street fails to meet its obligations under the TRS, then Citibank may have the right to seize the cash collateral posted by Arch Street under the TRS. However, the Company is not contractually obligated to increase its equity investment in Arch Street, nor would it be required to make any interest or capital depreciation payments directly to Citibank. As a result, the Company’s maximum exposure under the TRS at any time is equal to the amount of its equity investment in Arch Street that is, or may in the future be, posted as cash collateral under the TRS.

Accordingly, the Company has included additional risk disclosure to the existing risk factor related to the TRS on page 40 of the Prospectus. The Company has also added a summary bullet describing such risk to the summary list of investment risks on page 15 of the Prospectus.

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 11

2. We note that on June 9, 2011, Arch Street Funding LLC entered into an “Amended and Restated Confirmation Letter Agreement” with Citibank, N.A., governing the TRS that increased the maximum notional amount of the pool of loans subject to the TRS from $200 million to $300 million. We further note that the Fund’s net assets were $580,723,000, as of March 31, 2011. The leveraging built into this derivative transaction—four times the cash margin collateral—means that Arch Street’s assets could disappear quickly if there is significant capital depreciation in the TRS. Please describe the amount and composition of the assets (including the margin collateral held at Citibank) that are be held by Arch Street in relation to the notional amount of the TRS to satisfy the asset coverage requirements of Section 61(a) of the Investment Company Act of 1940 (“1940 Act”). (See Investment Company Act Release No. 10666 (April 18, 1979).

If the value of the loans underlying the TRS were to experience significant capital depreciation such that the value of the TRS dropped by more than the amount of the cash collateral posted by Arch Street, Arch Street would be required under the terms of the TRS to post additional collateral on a dollar-for-dollar basis. Hence, the Company acknowledges that Arch Street’s assets could be substantially impaired or ‘disappear quickly’ in the event that the loans underlying the TRS were to experience significant capital depreciation. However, several factors mitigate the exposure of the Company to any such impairment. Under the terms of the TRS, Arch Street has the right to terminate that portion of the TRS that references any specific underlying loan upon written notice to Citibank in accordance with the TRS, which would permit Arch Street to minimize its losses in the event of the continued depreciation of any individual loan or loans. Moreover, as described above, the Company could decline to contribute additional cash or other assets into Arch Street upon the occurrence of such a severe credit disruption, effectively limiting the extent of its potential loss under the TRS to an amount equal to its investment in Arch Street. In any case, Arch Street’s maximum liability exposure under the TRS is equal to the amount of any decline in the aggregate value of the loans subject to the TRS, less the amount of the cash collateral previously posted by Arch Street.

The net contract value of the TRS (which is based primarily on any appreciation or depreciation in the value of the underlying loans), rather than the amount of the cash collateral, is included in total assets of the Company when determining the asset coverage required during the life of the TRS under Section 61(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). However, for purposes of the asset coverage requirement of Section 61(a) of the 1940 Act and

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 12

consistent with industry practice for cash-settled derivative contracts, the full notional amount of the TRS is not treated as leverage of the Company.

3. Please file a copy of the Amended and Restated Confirmation Letter Agreement and all other documents that govern the TRS with Citibank. Please also file a copy of the “investment management agreement that the Fund has entered into with Arch Street.”

The Company respectfully submits that a copy of the Amendment and Restated Confirmation Letter Agreement, dated as of June 9, 2011 (the “A&R Confirmation Letter”) was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 13, 2011, and the Company has updated the exhibit list to the Registration Statement to incorporate this filing by reference. The Company further notes that copies of the other material agreement that governs the TRS, the ISDA 2002 Master Agreement, as well as the Investment Management Agreement between the Company and Arch Street, are filed as Exhibits (k)(6) and (k)(8), respectively, of the Registration Statement through incorporation by reference to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the Commission on March 24, 2011.

4. The balance sheet includes “unrealized gain on total return swap” of $208,000 as an asset, and the statement of operations and the statement of changes in net assets show “unrealized appreciation in the fair value of the swap” of $208,000. (“Note 8,” on Page F-25, refers to the $208 million as the “fair value of the TRS.”) Please explain to us how the $208,000 is calculated. Is the $208,000 included in total assets used to calculate the Fund’s advisory fees? If so, is the amount of any capital depreciation in the TRS treated as a liability that reduces total assets?

As of March 31, 2011, Arch Street had selected 17 underlying loans having a total notional amount (representing the sum of the notional amount of each individual loan at the time of such investment) of $88,441,000. The value of the TRS is based primarily on the valuation of the underlying portfolio of loans subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying loan in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the loan in the open market. Citibank reports the mark-to-market values of the TRS and the underlying loans to Arch Street. As of March 31, 2011, the mark-to-market “fair” value of the TRS was determined by Citibank to be $88,649,000. Accordingly, the net change in unrealized gain on the TRS as of March 31, 2011 was equal to $208,000. As noted by the Staff, unrealized gain on the TRS, such as the $208,000 amount as of March 31, 2011, is included on the Company’s balance sheet. Accordingly, any such unrealized gain will be included in the calculation of the management fee payable by the Company to FB Advisor. While the amount of any capital depreciation in the TRS would be treated as a liability on the Company’s balance sheet, which would reduce the

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 13

Company’s total assets, FB Advisor’s management fee would be unaffected because the management fee is calculated based upon the Company’s gross, rather than net, assets.

In addition, if any unrealized gain on the TRS becomes realized and is paid to Arch Street by Citibank under the terms of the TRS, then such realized gain would be included in the calculation of the incentive fees to which FB Advisor would be entitled. While the Investment Advisory Agreement neither includes nor contemplates the inclusion of unrealized capital gain in the calculation of the capital gains incentive fee, pursuant to prior comments received from the Staff and an interpretation of an American Institute for Certified Public Accounts Technical Practice Aid for investment companies, the Company accrues a capital gains incentive fee for unrealized gains. The Company intends to include in such accrual amount a capital gains incentive fee for any unrealized gain on the TRS.

5. How will the periodic payments received by Arch Street under the TRS be treated for the purpose of determining the incentive fees payable to the adviser? Assume that Arch Street receives payments from Citibank for the “total return” of the securities, which is comprised of interest income and realized gains. Will the “income” from the periodic payments be included in the capital gains portion of the incentive fee since periodic payments received from derivative contracts are recorded as realized gains in the financial statements in accordance with GAAP?

Arch Street receives from Citibank all interest and fees payable in respect of the loans included in the portfolio subject to the TRS. Under the terms of the TRS, such interest and fees are generally paid to Arch Street on a monthly basis. In accordance with GAAP, periodic payments received from derivative contracts are recorded as realized gains in the financial statements of the derivative contract counterparty. Accordingly, Arch Street treats periodic payments received by it under the TRS as realized gains, which treatment is consolidated in the financial statements of the Company. Such amounts are included as capital gains in the Company’s calculation of incentive fees payable to FB Advisor under the Investment Advisory Agreement. It is important to note that the fees payable to FB Adviser under the TRS are expected to be significantly less than the amount of fees that would otherwise be payable in connection with a traditional leverage facility of the same size. As discussed above, under the TRS, FB Advisor earns a management fee on the amount of any unrealized gain recorded on the Company’s balance sheet ($208,000 as of March 31, 2011), while providing investors with the economic benefit of owning up to $300,000,000 in loans that are subject to the TRS. Conversely, under a traditional leverage facility, FB Advisor would be entitled to a management fee on the entire amount that is drawn under the facility.

6. The disclosure, on page 67, states that “pursuant to the terms of the TRS, Arch Street may select a portfolio of loans with a maximum market value of $200,000.” Please describe

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 14

this selection process in detail. Is Arch Street, for example, permitted to select from the entire Citibank inventory of loans? Are the loans selected for the TRS identified or segregated on the books of Citibank? As the selected loans pay down or are paid off, how is the notional amount of the TRS adjusted?

Under the terms of the Investment Management Agreement, dated as of March 18, 2011, between the Company and Arch Street, the Company acts as the manager of the rights and obligations of Arch Street under the TRS, including selecting specific loans to be included in the portfolio of loans subject to the TRS. Accordingly, the loans selected by Arch Street for purposes of the TRS are selected by the Company in accordance with the investment objectives and strategy of the Company to generate current income and, to a lesser extent, long-term capital appreciation as described in the Prospectus.

In addition, pursuant to the terms of the TRS, Arch Street may select any loan or obligation available in the market to be included in the portfolio of loans that meets the “Obligation Criteria” set forth in Annex II to the A&R Confirmation Letter. The “Obligation Criteria” generally require that: (i) the obligation be a loan; (ii) the obligation be denominated in U.S. dollars; (iii) the obligation be secured; (iv) the obligation not be subordinated to other obligations of the issuer; (v) the obligation constitute a legal, valid, binding and enforceable obligation of the issuer; (vi) subject to certain exemptions, the obligation not require any future advances to be made to the related issuer or obligor; (vii) the obligation be in the form of, and be treated as, indebtedness by the issuer for U.S. federal income tax purposes; (viii) transfers of such obligation be effected using standard terms and conditions for par/near par trade confirmations; (ix) subject to certain exemptions, the obligation not be a second lien obligation; (x) subject to certain exemptions, the obligation be part of a fungible class of debt obligations (as to issuance date and all economic terms) of at least $125 million; (xi) subject to certain exemptions, the obligation have a Moody’s rating of at least B3 and an S&P rating of at least B-; (xii) subject to certain exemptions, the obligation have an initial price of at least 60%; and (xiii) subject to certain exemptions, either (1) the obligation be the subject of at least two bid quotations from nationally-recognized independent dealers in the related obligation as reported on a nationally-recognized pricing service or (2) the obligation satisfy each of the following four conditions: (A) the obligation not be originated more than 30 days prior to the trade date; (B) the obligation be the subject of at least one bid quotation from a nationally-recognized independent dealer in the related obligation as reported on a nationally-recognized pricing service; (C) the obligation be part of a fungible class of debt obligations of at least $150 million; and (D) the obligation have a Moody’s rating of at least B2 and an S&P rating of at least B.

The loans selected by Arch Street for the TRS are identified on the books of Citibank. Citibank is not contractually required to hold such loans, but the Company understands that Citibank

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 15

typically holds or acquires loans underlying the TRS for purposes of managing its own liabilities. Finally, the notional amount of the TRS is adjusted as loans are paid down, sold or otherwise transferred out of the TRS facility.

7. Please confirm that the TRS, which is a security issued by Citibank, will not be included in the Fund’s basket of eligible portfolio companies for purposes of meeting the requirements of Section 2(a)(46) of the 1940 Act.

The Company confirms that the TRS is not, and will not be, included in the Company’s basket of eligible portfolio companies for purposes of meeting the requirements of Section 2(a)(46) of the 1940 Act.

8. The TRS, rather than the underlying loans, is the security that must be valued by the Fund’s directors. As part of the process of valuing the TRS, the directors must value the underlying loans in order to calculate the Fund’s NAV. Please describe how the loans selected for the TRS are valued on an ongoing basis. The financial statements should discuss how the loans are valued and include all of the disclosure requirements under Topic ASC 820 for the loans as if they were held by the Fund (e.g., the requirements about significant inputs and valuation techniques). How will the loans selected for the TRS be valued in the event of an early termination of the TRS? How is the amount of the “early termination fee” calculated?

The value of the TRS is based primarily on the valuation of the underlying portfolio of loans subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying loan in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the loan in the open market. Citibank reports the mark-to-market values of the TRS and the underlying loans to Arch Street.

As noted above, each of the loans underlying the TRS is required to be rated by Moody’s and S&P and quoted by a nationally-recognized pricing service.

In the event of an early termination of the TRS, Arch Street will either receive from Citibank the appreciation in the value of the underlying loans, or pay to Citibank any depreciation in the value of such loans. If the termination of the TRS results from an event of default or similar event relating to Arch Street, Citibank will determine the value of the underlying loans. If the termination of any loan subject to the TRS is not the fault of either party, and Citibank holds the underlying loan at such time, then so long as certain criteria specified in the TRS are satisfied, the value of the loan will generally be determined based upon a sale of such loan to a pre-approved third party purchaser that is arranged by Arch Street. In the event of an early termination of the TRS, Arch Street would be required to pay an early termination fee based on

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 16

the amount of the unused capacity of the TRS that Citibank committed at the beginning of the TRS.

9. Please explain to us the meaning of the phrase, “a failure to satisfy the portfolio criteria for at least 30 days,” listed on page 40. For example, who determines whether there has been such a failure?

Pursuant to the terms of the TRS, the portfolio of loans subject to the TRS must satisfy the “Portfolio Criteria” set forth in Annex II to the A&R Confirmation Letter. The Portfolio Criteria generally require that (i) the total notional amount of the loans does not exceed $300 million; (ii) the aggregate amount of certain “Specified Reference Obligations” (i.e., loans that are, among other things, second lien loans, less liquid in terms of secondary market trading or rated below a certain credit threshold) does not exceed 25% of the aggregate amount of the loan portfolio; (iii) the aggregate amount for all “Committed Obligations” (i.e., loans that are revolving facilities or similar loan arrangements) does not exceed 10% of the aggregate amount of the loan portfolio; (iv) the aggregate notional amount of any single issuer (or any of its affiliates) does not exceed 5% of the aggregate notional amount of the loans; (v) the aggregate notional amount of “Reference Entities” in any single industry does not exceed 15% of the aggregate notional amount of the loans; and (vi) the “Reference Portfolio” has a weighted average rating of, at most, 3,000, which rating reflects the aggregate industry and credit rating diversity of the loan portfolio.

Under the terms of the TRS, Citibank, as calculation agent, is the party that determines whether there has been a failure to satisfy the Portfolio Criteria in the TRS. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to terminate the TRS.

10. The disclosure on page 40 states that “upon any termination of the TRS, Arch Street will be required to pay Citibank the amount of any decline in the aggregate value of the loans subject to the TRS…” If the assets of Arch Street are insufficient for this purpose, can the Fund be required by Citibank to make up the difference? What is Arch Street’s maximum exposure to the TRS and what is the Fund’s maximum exposure to the TRS? Is the maximum exposure collateralized at the Arch Street level? If so, does that mean the BDC has no additional exposure?

As discussed above, the obligations of Arch Street under the TRS are non-recourse to the Company, and the Company cannot be required by Citibank or any other party, including Arch Street, to pay the amount of any decline in the aggregate value of the loans subject to the TRS. Arch Street’s maximum liability exposure under the TRS is the amount of any decline in the aggregate value of the loans subject to the TRS, less the amount of the cash collateral previously posted by Arch Street. The Company’s maximum liability exposure is the amount of its equity

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 17

investment in Arch Street, which generally will equal the value of cash collateral provided by Arch Street under the TRS. Other than potentially losing its equity investment in Arch Street, the Company has no other liability exposure under the TRS.

11. Is the cash collateral required to be posted by the Fund under the TRS included in “cash” on the Fund’s balance sheet? If so, why is an amount that is not available to the Fund during the TRS not identified and segregated in the financial statements? Funds subject to restriction should be presented separately from other cash amounts. Refer to the AICPA Audit & Accounting Guide, Investment Companies, AAG 7.44 and Regulation S-X, Article 5.02.1. Is the collateral included in total assets when determining the asset coverage required during the life of the TRS by Section 61(a) of the 1940 Act? Who has custody of the collateral during the TRS? Is the collateral considered to be a “qualifying asset” under Section 55(a)(6) of the 1940 Act? Please describe the “margin requirements of the agreements governing the TRS.”

The Company respectfully submits that the cash collateral posted by Arch Street under the TRS is currently included in “cash” on the Company’s balance sheet. Under the terms of the TRS, the Company has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Also, under the terms of the TRS, Arch Street may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the loans underlying the TRS after such value decreases below a specified amount.

The amount of cash collateral for the TRS, which equaled approximately $24,131,000 as of March 31, 2011, is identified and segregated in Note 8 (on page F-25) to the Company’s quarterly financial statements for the three months ended March 31, 2011. The Company acknowledges the Staff’s comment and, as requested, will revise its balance sheet in future periodic reports filed with the Commission to identify and segregate the amount of the cash collateral in response to this comment. The Company has also added additional disclosure regarding the segregation of such cash collateral under the TRS in the discussion of the Company’s liquidity in the Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap.”

As discussed above, the net contract value of the TRS (which is based primarily on any appreciation or depreciation in the value of the underlying loans), rather than the amount of the cash collateral, is included in total assets of the Company when determining the asset coverage required during the life of the TRS under Section 61(a) of the 1940 Act. Citibank has custody of the collateral during the term of the TRS and is entitled to hold the posted collateral or appoint a custodian to hold such collateral under the terms of the TRS.

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 18

The cash collateral posted by Arch Street under the TRS is included as cash on the Company’s balance Sheet and is therefore considered a qualifying asset pursuant to Section 55(a)(6) of the 1940 Act.

With respect to margin requirements under the TRS, Arch Street is required to cash collateralize a specified percentage of each reference obligation. The specified percentage varies based on the reference obligation’s diversity score (a scoring system that estimates the diversification by industry of the reference obligations subject to the TRS) and whether it is a “specified reference obligation” (i.e., it fails to meet certain of the reference obligation criteria). Depending on the diversity score, Arch Street will be required to cash collateralize 25% or 20% of the notional amount of the obligation under the terms of the TRS. For any “specified reference obligation,” Citibank determines the required margin on an asset-by-asset basis.

If on any business day the value of the posted collateral (increased or decreased, as applicable, by the mark-to-market value of the reference obligations as of the date of determination) divided by the portfolio notional amount is less than 20% (or 17.5% if the diversity score is greater than or equal to 15), then, within one business day of receiving notice of such deficiency from Citibank, Arch Street must transfer additional cash collateral to Citibank in an amount sufficient to bring the value of such ratio to at least 20% for the initial occurrence of such ratio falling below the applicable threshold, and 25% for each occurrence thereafter.

12. Please explain the meaning of the statement, on page 67, that “Arch Street may be required to post additional collateral from time to time as a result of a decline in the mark-to-market value of the portfolio of loans subject to the TRS.” What is the limit on the additional collateral that Arch Street can be required to post? Is the collateral requirement determined loan-by-loan or based on the combined notional amount? Can the Fund be required by Citibank under the terms of the TRS to transfer additional collateral to Arch Street? If additional collateral is required to be posted, how will this event be disclosed in the financial statements? For example, if collateral calls met by selling other assets are not identified and the cash segregated, increasing risk in the TRS may make the Fund look more liquid when the opposite is actually the case.

Under the terms of the TRS, Arch Street may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying loans after such value decreases below a specified amount. The limit on the additional collateral that Arch Street may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Arch Street. The amount of collateral required to be posted by Arch Street is determined primarily on the basis of the aggregate value of the underlying loans.

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 19

As discussed above, the obligations of Arch Street under the TRS are non-recourse to the Company, and therefore the Company may, but cannot be required by Citibank or any other party to, transfer additional collateral to Arch Street. To the extent that additional collateral is required to be posted by Arch Street, the Company will identify and segregate the cash committed by Arch Street as collateral on the balance sheet of the Company in future periodic reports filed with the Commission.

13. With respect to PIK, or any other accrual of, interest, does Citibank pay Arch Street for all accrued interest or does Citibank only pay interest to Arch Street upon cash receipt from the underlying loans? If Citibank pays accrued interest to Arch Street, which, ultimately, is not collected, would Arch Street be required to reimburse Citibank?

Under the terms of the TRS, Citibank is only required to pay interest to Arch Street upon its prior receipt, in cash, of payments of interest on the underlying loans. In addition, the portfolio of loans subject to the TRS consists of first lien secured debt instruments, which typically do not provide for PIK interest.

14. How will the payments received from Citibank be treated for federal income tax purposes? Normally interest income is treated as ordinary income and realized gains or losses are treated as capital gains or losses. If Arch Street receives one payment for the “total return” of the underlying securities, how will the payment be treated for tax purposes (i.e., will investors have more ordinary income from the securities held through the TRS than from a direct investment in the securities)?

Under the terms of the TRS, Arch Street receives from Citibank all interest and fees payable in respect of the loans included in the portfolio. The Company respectfully submits that any such payments received by Arch Street from Citibank are appropriately treated as ordinary income for U.S. federal income tax purposes. Upon the termination of a loan in the portfolio in accordance with the terms of the TRS, the amount of appreciation, if any, on the loan will be paid by Citibank to Arch Street and will be treated as capital gains for federal income tax purposes.

Compensation of Dealer Manager and Selected Broker-Dealers (Page 162)

The disclosure states:

“In addition to the payment of selling commissions and the dealer manager fee, we reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses. We expect to reimburse approximately 0.5% of the gross offering proceeds for accountable due diligence expenses.”

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 20

Please reflect this offering expense in the pricing table on the cover, in the fee table, and wherever else in the prospectus the Fund’s offering expenses are disclosed.

The Company respectfully submits that the reimbursement of bona fide accountable due diligence expenses is not separately included in the table on the front cover page of the Prospectus because such amounts are included as a part of the organizational and offering expenses of up to 1.5% of the gross offering proceeds referenced on the cover page. As disclosed in the section of the Prospectus entitled “Compensation of the Dealer Manger and the Investment Adviser—Reimbursement to Our Investment Adviser,” the Company has agreed to reimburse FB Advisor for organizational and offering costs, which include accountable due diligence expenses, paid by FB Advisor on the Company’s behalf. The Company estimates that the aggregate reimbursable organizational and offering expenses will be approximately 1.5% of the gross offering proceeds, up to 0.5% of which will be attributable to reimbursement of accountable due diligence expenses. Accordingly, the Company has revised the relevant disclosure in the Prospectus under “Plan of Distribution—Compensation of Dealer Manager and Selected Broker-Dealers,” to clarify that the bona fide accountable due diligence expenses of up to 0.5% of the gross offering proceeds are accounted for as part of the reimbursement of organizational and offering expenses of up to 1.5% of the gross offering proceeds.

Unaudited Consolidated Schedule of Investments (Page F-9)

1. Disclose the termination date of the Citibank Total Return Swap Facility.

The Company respectfully submits that, as provided in Note 8 to its quarterly financial statements for the three months ended March 31, 2011, as well as in the section of the Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap,” Citibank may terminate the TRS at any time on or after the second anniversary of the effective date of the TRS, which is March 18, 2013. The disclosure in these sections also provides that, in accordance with the terms of the TRS, Arch Street may only terminate the TRS upon providing not more than 30 days’, and not less than 10 days’, prior notice to Citibank.

2. Reference is made to Note 8; however, the unrealized appreciation amount of $208,000 is not disclosed in Note 8. Disclose the unrealized appreciation/(depreciation) on an individual loan basis and provide a total which agrees to the total disclosed amount of unrealized appreciation/(depreciation) on the Schedule of Investments.

As described in Note 8 on page F-25 to the Company’s quarterly financial statements for the three months ended March 31, 2011, the Company recorded that the fair value of the TRS as of the

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 21

balance sheet date was $208,000, which amount was reflected as unrealized appreciation on the consolidated balance sheet of the Company. The Company has considered the Staff’s comment and respectfully believes that its disclosure of the total unrealized appreciation or depreciation should be adequate disclosure for purposes of the TRS. As discussed above, the valuations of individual loans underlying the TRS are determined by Citibank in accordance with the terms of the TRS. In addition, the potential financial gain or loss reflected by Arch Street is contingent on the appreciation or depreciation of the TRS, not of any one individual loan included in the portfolio. The occurrence of substantial appreciation or depreciation in respect of any one loan may not have a significant impact on the total value of the TRS. As noted above, the Portfolio Criteria require that the portfolio of loans subject to the TRS be diversified, which mitigates the risk that substantial appreciation or depreciation in any single loan will have a material impact on the overall value of the TRS. As such, the Company respectfully submits that disclosure of unrealized appreciation or depreciation in respect of the loans underlying the TRS on an individual basis may be confusing and potentially misleading to investors as they assess the financial impact of the TRS on the Company because neither the Company nor Arch Street actually owns such loans and because the presentation would not reflect the netting of differences involved in valuing the TRS as opposed to the loans underlying it. Moreover, the Company believes that such particularized disclosure regarding the mark-to-market value of loans underlying a TRS is inconsistent with market practice and informal Staff positions taken with other issuers. The Company therefore does not believe it is appropriate to add the requested disclosure to its financial statements.

Fair Value of Financial Instruments (Page F-21, Note 7)

Disclose specifically how the Total Return Swap is valued.

As further described above, the TRS is valued by Citibank primarily based on the net increase or decrease in the market value of each underlying loan included in the portfolio subject to the TRS, although other variables, including accrued interest, fees associated with the TRS and accrued interest payable also factor into the value. As noted above, each of the loans in the TRS is required to be rated by Moody’s and S&P and quoted by a nationally-recognized pricing service. Under the terms of the TRS, each individual loan is assigned a market value at the time such loan becomes subject to the TRS, which is referred to as the reference amount for such loan. If the market value of a loan increases, as determined by Citibank, such increase results in appreciation in the value of the TRS. If the market value of such loan decreases based on such bid quotations, such decrease results in depreciation in the value of the TRS.

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 22

Total Return Swap (Pages F-24 and F-25)

1. Disclosure indicates that “a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements”. Disclose the effective interest rate of the Total Return Swap.

Arch Street pays to Citibank interest at a rate equal to one-month LIBOR +1.25%. As of July 15, 2011, one-month LIBOR was equal to 0.18555%, which provided for an effective interest rate of 1.43555% as of such date. As described in Note 10 to the Company’s quarterly financial statements for the three months ended March 31, 2011, the effective interest rate under the Company’s credit facility with Deutsche Bank, AG, New York Branch was 2.42% as of March 31, 2011.

2. The disclosure states that “each individual loan and the portfolio of loans taken as a whole, must meet criteria described in the TRS agreement.” Disclose these criteria.

As described above, under the terms of the TRS, each loan must meet certain “Obligation Criteria” and the portfolio of loans subject to the TRS taken as a whole must satisfy the “Portfolio Criteria” set forth in Annex II to the A&R Confirmation Letter. The Portfolio Criteria generally require that (i) the total notional amount of the loans does not exceed $300 million; (ii) the aggregate amount of certain “Specified Reference Obligations” (i.e., loans that are, among other things, second-lien loans, less liquid in terms of secondary market trading or rated below a certain credit threshold) does not exceed 25% of the aggregate amount of the loan portfolio; (iii) the aggregate amount for all “Committed Obligations” (i.e., loans that are revolving facilities or similar loan arrangements) does not exceed 10% of the aggregate amount of the loan portfolio; (iv) the aggregate notional amount of any single issuer (or any of its affiliates) does not exceed 5% of the aggregate notional amount of the loans; (v) the aggregate notional amount of “Reference Entities” in any single industry does not exceed 15% of the aggregate notional amount of the loans; and (vi) the “Reference Portfolio” has a weighted average rating of, at most, 3,000, which rating reflects the aggregate industry and credit rating diversity of the loan portfolio. The Obligation Criteria for each loan are described above.

3. The disclosure states that “upon the termination or repayment of any loan subject to the TRS, Arch Street will either receive from Citibank the appreciation in the value of such loan, or pay to Citibank any depreciation in the value of such loan.” Disclose what events constitute the termination of a loan.

Under the terms of the TRS, Arch Street may initiate the sale, transfer or removal of a loan, or any portion of a loan, out of the TRS facility by delivering notice to Citibank no more than 30 days and no less than 10 days prior to such termination event. Likewise, Citibank has the right,

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 23

but not the obligation, to remove a loan, upon written notice to Arch Street, following any of the following events: (i) the bankruptcy of, or failure to make any required payments by, the obligor of a loan; (ii) any reference obligation fails to satisfy specified Obligation Criteria set forth in an Annex to the TRS; (iii) the Portfolio Criteria set forth in Annex II to the TRS and described above are not satisfied; (iv) Arch Street fails to transfer required collateral to Citibank; or (v) Arch Street does not transfer to Citibank any required collateral.

4. The disclosure states that “Arch Street is required to pay a minimum usage fee in connection with the TRS. Arch Street will also pay Citibank customary fees in connection with the establishment and maintenance of the TRS.” Disclose the minimum usage fee and the specific “customary” fees. Where are these fees presented in the Statement of Operations? Have these fees been included in the fee table? The fee table includes a line item for “Interest Expense on Borrowed Funds”. Where is the interest expense of the Total Return Swap included in the fee table?

In addition to interest paid to Citibank on the notional amount of the TRS as described above, Arch Street will be required to pay certain usage fees, but only after the portfolio of loans subject to the TRS reaches the maximum notional amount of $300,000,00 provided thereunder. The period during which the Company is adding loans for purposes of adding to the notional amount is referred to as the ramp-up period. Following the ramp-up period (and prior to the ramp-down period during which the loans subject to the TRS are disposed of), Arch Street will be required under the TRS to pay a usage, or commitment, fee equal to (a) 1.25% multiplied by (b) 90% of the difference between (i) $300 million and (ii) the average notional amount of the TRS. In addition, Arch Street may be required pay certain customary fees under the TRS. These customary fees generally are miscellaneous fees paid by Arch Street to Citibank to establish and maintain the TRS; however, such amounts are not expected to be material. The Company has not reflected any usage fees in its Statement of Operations because, as noted above, it will not incur any such usage fees, if ever, until the loans subject to the TRS reach the maximum notional amount of $300,000,000. The Company includes customary fees in its Statement of Operations, but does not include a separate line item for such fees because the fees incurred to date have been immaterial. To the extent that the usage fees become material, the Company will include such amounts as a separate line item in its Statement of Operations.

Consistent with industry practice for cash-settled derivative contracts, the fees payable under the TRS have not been included in the table of Fees and Expenses because the amounts subject to the TRS are not treated as debt obligations of the Company. The interest expense incurred in connection with the TRS has not been included in the Fees and Expenses table for the same reason, but instead is included on the Company’s balance sheet as part of the value of the TRS.

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 24

5. Note 8 to the financial statements describes the loans that currently comprise the TRS. Please add disclosure about the fair value of each loan currently, or subsequently, included in the TRS. Please also add the other disclosure required by Regulation S-X, such as the interest rate at the balance sheet date and the amount of any PIK interest.

As described above, the Company respectfully submits that the unrealized appreciation or depreciation of the loans underlying the TRS on an individual basis may be misleading to investors when determining the financial impact of the TRS. The potential financial gain or loss reflected by Arch Street is contingent on the appreciation or depreciation of the TRS, not of any one individual loan included in the portfolio. The occurrence of a substantial appreciation or depreciation of any one loan may not have a significant impact on the total value of the TRS to the extent that other loans subject to the TRS offset such gain or loss. In addition, as noted above, the Portfolio Criteria require that the portfolio of loans subject to the TRS be diversified, which mitigates the risk that substantial appreciation or depreciation in any single loan will have a material impact on the overall value of the TRS. The Company also respectfully submits that disclosure of unrealized appreciation or depreciation in respect of loans underlying the TRS on an individual basis may be confusing and potentially misleading to investors as they assess the financial impact of the TRS on the Company because neither the Company nor Arch Street owns such loans and because the presentation does not reflect the netting of differences involved in valuing the TRS, as opposed to the loans underlying it. Moreover, the Company believes that such particularized disclosure regarding the mark-to-market value of loans underlying a TRS is inconsistent with market practice and informal Staff positions taken with other issuers. The Company therefore does not believe it is appropriate for the fair value of each loan to be added to its financial statements.

With respect to the disclosure of interest rates on loans underlying the TRS, the Company respectfully submits that such interest rates are provided in Note 8 following the name of the target company. There are currently no loans included in the portfolio subject to the TRS that accrue PIK interest. To the extent any loan that accrues PIK interest is added to the TRS, the Company will disclose the amount of any PIK interest.

6. In the individual descriptions of the underlying loans to the Total Return Swap contract, the interest rate is unclear. For example, what interest rate does “L+500, 1.8% LIBOR Floor” represent?

As described above, the Company respectfully submits that “L+500, 1.8% LIBOR Floor” represents one-month LIBOR plus 500 basis points (or 5.0%) with a minimum LIBOR value of 1.8% when one-month LIBOR drops below such amount. As such, until one-month LIBOR exceeds 1.8%, the interest rate applicable to such loan would equal 6.8%. This format for disclosure of interest rates is consistent with the disclosure used by the Company in its Schedule

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 25

of Investments contained in the Prospectus and is generally consistent with the level of disclosure used by other similarly-situated issuers.

7. Include the disclosure requirements prescribed by FASB Accounting Standards Codification Topic 815: Derivatives and Hedging. Also refer to the Audit Guide, AAG-INV 7.49 – 760.

The Company respectfully submits that it believes that the disclosure requirements prescribed by FASB Accounting Standards Codification Topic 815: Derivatives and Hedging are satisfied by the disclosure in the Prospectus.

Financial Highlights (Page F-29)

Disclose whether the ratios of net investment income and ratios of operating expenses to average net assets are annualized. Refer to the Audit Guide, AAG-INV 7.151.

The ratios of net investment income and ratios of operating expenses to average net assets included in the Company’s quarterly financial statements are not annualized, but rather represent the applicable ratio for the relevant period. The ratios included in the Company’s year-end financial statements are annualized. The Company will amend its presentation of Financial Highlights in future quarterly filings on Form 10-Q, as appropriate, to include a footnote indicating that the ratios used are not annualized.

Subscription Agreement

Please revise the bolded paragraph above the signature line on the subscription agreement consistently with the revisions below:

By signing below, you also acknowledge that you do not expect to be able to sell your Shares regardless of how the Company performs. If you are able to sell your Shares, you will likely receive less than your purchase price. The Company does not intend to list its Shares on any securities exchange during the offering period, and it does not expect a secondary market in the Shares to develop. The Company has implemented a share repurchase program, but only a limited number of Shares are eligible for repurchase by the Company. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period ~~at least five years, or~~ until the Company completes a liquidity event.~~,~~ Although the

James O’Connor, Esq.
Christina DiAngelo
July 29, 2011
Page 26

Company may complete a liquidity event five to seven years after it stops ~~following the completion of the~~ offering Shares, the offering will continue for an indefinite period. ~~or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors.~~ Moreover, t~~T~~here is no assurance that the Company will complete a liquidity event ~~within such timeframe or~~ at all. As a result of the foregoing, an investment in the Company’s Shares is not suitable if you ~~for investors who~~ may need access to the money you invest ~~that require short term liquidity~~.

As requested, the Company has revised the relevant disclosure in the Subscription Agreement substantially in the form provided by the Staff. However, as noted above, the Company expects to terminate its offering of securities at some time in the future and list its shares of common stock on a national securities exchange as soon as commercially practicable. As a result, the Company believes that the requested statement to the effect that its offering “will continue for an indefinite period” is misleading to investors. Accordingly, the Company has revised one sentence of the Staff’s requested revisions as follows:

“Although the Company may complete a liquidity event within five to seven years after it stops offering Shares or at such earlier time as the Company’s board of directors may determine, taking into consideration market conditions and other factors, the offering ~~will~~ may continue for an indefinite period.”

Other

Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

The Company filed the Registration Statement with FINRA on June 9, 2011 and is working with FINRA to obtain a no-objections letter with respect to the Registration Statement. FINRA has previously reviewed and issued a no objection letter in connection with the Company’s Registration Statement on Form N-2 (File No. 333-149374), which included the same underwriting terms and arrangements as those described in the Registration Statement.

*    *    *    *    *    *     *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or James A. Lebovitz at (215) 994-2510.

Sincerely,

/s/ Thomas Friedmann
Thomas Friedmann

Cc:	Gerald F. Stahlecker

    FS Investment Corporation

James A. Lebovitz, Esq.

    Dechert LLP

Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11

FS INVESTMENT
CORPORATION
A Business Development Company

FOR BROKER-DEALER USE ONLY
Speedy recovery
From lows in February 2009, leverage loans
took only…
9 months to recover to mid-2008 levels
> 12 months to recover to mid-2007 levels
Credit Suisse Leveraged Loan Index Monthly Performance
(1)
January 1992 – May 2011
Sources: Bloomberg, Standard & Poor’s
(1) Credit Suisse Leveraged Loan Index has been rebased to 100 on December 31, 1991.
Economic
Downturn
12 Months
9 Months
Leveraged Loan Resilience After Economic Downturn
1
60.0
70.0
80.0
90.0
100.0
110.0
Exhibit A

FS INVESTMENT CORPORATION
A Business Development Company

FOR BROKER-DEALER USE ONLY
CSLLI Monthly Returns Over 18+ Years
Big dips rare
The two largest occurred in the late-2008
market turmoil.
Small drops
Most negative returns were concentrated
in 2001 and 2008.
Leverage Loan Stability Over the Long Term
2
3 Months
32 Months
2 Months
5.00%
or
More
0.00%
to
4.99%
(0.01%)
to
(4.99%)
(5.00%)
or
Less
FOR BROKER-DEALER USE ONLY
Low volatility
Over 85% of monthly returns were
positive over the period.
196 Months
Sources: Credit Suisse
Commentary above is the expressed opinion of Franklin Square and is not attributable to Credit Suisse